Exhibit 24
CONFIRMING STATEMENT
This statement confirms that the undersigned, Tolga I. Oal, has authorized and designated David E. Barnes and Laura L. Douglas, singly, to execute and file on the his behalf all Forms 3, 4, and 5 (including any amendments thereto) that he may be required to file with the U.S. Securities and Exchange Commission as a result of his ownership of or transactions in securities of American Axle & Manufacturing Holdings, Inc. (AAM). The authority of David E. Barnes and Laura L. Douglas under this statement shall continue until the insider is no longer required to file Forms 3, 4, and 5 with regard to securities of AAM, unless earlier revoked in writing. The undersigned acknowledges that David E. Barnes and Laura L. Douglas are not assuming any of his responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934.

Dated: September 24, 2015		    /s/  Tolga I. Oal